Filed by Udemy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Udemy, Inc.

Commission File No.: 001-40956

The following communication was made available on January 13, 2026 to employees of Udemy, Inc..

Employee FAQs

What was announced?

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We announced that we have entered into an agreement to combine with Coursera. The combination of our companies has the potential to accelerate our mission and expand access to the skills people need to advance their careers through a comprehensive AI-powered platform.

•	We are excited to take this leap forward to create a leading technology platform that redefines skills discovery, development, and mastery for learners and organizations at scale.

•	This is a transformational transaction, and together we will deliver more affordable, accessible learning experiences that drive life-changing results for individuals and organizations.

Who is Coursera?

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Coursera is one of the largest online learning platforms globally, with a consumer base of 191 million registered learners and 1.7k enterprise customers, including many universities and government agencies.

•	They are best known for their branded content from top educational and industry partners, such as Stanford, University of Pennsylvania, University of Michigan, Google, Microsoft, Anthropic, etc.

•	Most importantly, Coursera shares our passion for transforming lives through learning.

Why now? Why is Coursera the right partner to accelerate our mission?

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With the increasing role of AI and demand for digital skills growing exponentially, professionals must adopt a lifelong approach to learning. Joining forces with Coursera enables us to deliver a comprehensive learning experience.

•	As one company, we will be positioned to better address the upskilling and reskilling needs of learners, institutions, and enterprises globally, creating an ever more compelling marketplace.

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Enabling Udemy to offer enterprise customers comprehensive skills development and validation solutions, making Udemy the go-to destination for professional learners seeking higher education, branded and professional certifications, and practical, on-the-job skill building.

•	Importantly, Coursera shares our passion for transforming lives through learning, and we believe they are an ideal partner for us.

When will the combination be completed?

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We expect the transaction to close by the second half of 2026, subject to the receipt of required regulatory approvals, approval by Coursera and Udemy stockholders, and satisfaction of other customary closing conditions.

•	Until then, Udemy and Coursera will remain separate companies, and business will continue as usual.

What This Means for Udemates

Does this transaction affect our current roles, day-to-day responsibilities, or reporting structure?

•	Until the transaction closes, Udemy and Coursera will continue to operate as separate companies. We’ll continue business as usual until that time.

•	Today’s announcement has no impact on our employees’ responsibilities and reporting structures, and there will be no disruption to our general hiring processes.

•	Over the coming months, we will work to determine the best way to bring our two companies together.

•	A dedicated team with employees from both Udemy and Coursera will support this integration planning work.

Will there be changes to the overall workforce? Should we expect layoffs?

•	Ultimately, this transaction is about growth. We expect it to create exciting career opportunities as we join a larger organization with greater reach and market opportunities.

•	As part of the integration planning process, we will determine the right operating model for the combined business and how to bring together talent from both companies most effectively.

•	Please keep in mind that it is still very early in the process, and no decisions have been made. Final integration plans will be developed through joint planning in the coming months.

The press release mentions annual cost synergies of at least $115M, how was this calculated, and what does it mean for Udemates?

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Cross-functional leaders from both Coursera and Udemy collaborated on an exercise to evaluate potential synergies in the combination of our two operations and to identify areas for future growth, including investments in product and technology.

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Accordingly, part of the integration planning process will be to determine the right operating model for the combined business and how to most effectively bring together the talent and operational spend from both companies. Again, today’s announcement has no impact on employee roles and responsibilities.

•	Until the transaction closes, Udemy and Coursera will continue to operate as separate companies, and business will continue as usual.

Will there be any changes to employees’ salaries, benefits, or compensation as a result of the announcement?

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Until the transaction closes, Udemy and Coursera will continue to operate as separate companies, and it remains business as usual – this means all salaries, benefits, and compensation remain unchanged. We will continue moving forward with our current performance management and merit cycle.

What happens to the Udemy stock that I own?

•	Under the terms of the agreement, upon completion of the combination, every Udemy share you own will be converted into 0.800 Coursera shares.

•	For Udemy stockholders, this conversion rate represents a 26% premium to the average closing prices of Udemy and Coursera stock over the last 30 trading days prior to announcement.

•	The conversion will occur through our transfer agent upon completion of the combination. You do not need to take any action.

How do I calculate my ownership in the combined company?

•	Under the terms of the agreement, upon completion of the combination, every Udemy share you own will be converted into 0.800 Coursera shares.

•	To determine the number of Coursera shares you will receive upon completion of the combination, multiply the number of Udemy shares you currently own by 0.800.

•	Example:

•	If you own 1,000 shares of Udemy stock, your calculation: 1,000 × 0.800 = 800 shares of Coursera stock.

•	No fractional shares of Coursera will be issued. If the calculation results in fractional shares, you will receive a cash payment for the fractional portion based on the value of Coursera’s shares.

What happens to my Udemy restricted stock units (RSUs)?

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Under the terms of the agreement, following the closing of the combination, every Udemy RSU you hold will be assumed by Coursera and become a Coursera RSU, based on the same exchange ratio applied to Udemy shares.

•	The other terms of your awards, including remaining vesting schedules, will remain unchanged.

Can I buy or sell shares of Udemy or Coursera between now and the completion of the combination?

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You may trade in Udemy or Coursera stock only in accordance with applicable securities laws and our Insider Trading Policy. You cannot trade in stock of either company while in possession of material non-public information about either company.

Can I continue participating in Udemy’s employee stock purchase plan (ESPP)?

•	We will generally continue to administer our employee stock purchase plan until the transaction closes, subject to some changes:

•	No new participants will be permitted to enroll in the ESPP.

•	Existing participants will not be allowed to increase their contribution rates.

•	We will not initiate any new offering periods under the ESPP.

•	We may also limit the number of shares that participants may purchase during the ongoing offering period.

What is Coursera’s return-to-office policy?

•	Today’s announcement is just the first step in the process, and many details still need to be determined regarding the integration of our two companies, including the go-forward RTO policy.

•	For now, nothing changes, and Udemy’s RTO policy remains in place.

•	Final plans will be determined closer to the completion of the transaction.

Will Coursera use and operate from our SF HQ after closing? What about other offices?

•	There are many details still to be determined in integrating our two companies, including physical operating locations.

•	Final plans for Udemy’s current offices will be developed as part of integration planning in the coming months.

Integrating our Teams

What are the plans for integrating the two businesses?

•	Over the coming weeks, we will form an integration planning team comprising members from both Udemy and Coursera to determine how best to bring our companies together.

•	We are focused on making this a seamless transition, and we will keep you as informed as possible throughout this process.

What will the combined company be called? What happens to the Udemy brand?

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After closing, the combined company will operate under the name Coursera; however, final plans for transitioning from the Udemy brand will be developed as part of integration planning in the coming months.

•	The combined company will trade under the ticker symbol COUR on the NYSE and be headquartered in Mountain View, CA.

•	Beyond that, please note that today’s announcement is only the first step in the transaction process. Until the transaction is completed, we will continue to operate as separate companies.

How does Coursera’s business model compare to ours?

•	Our businesses are highly complementary, which we believe will make this a seamless transition for all our stakeholders.

•	Like Udemy, Coursera operates a large online learning platform focused on providing impactful learning opportunities that deliver measurable results.

•	They are best known for their branded content from top universities and industry partners.

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Together, we will be able to offer a more comprehensive AI-powered skills development and validation learning solution experience, from higher education through the duration of any professional career.

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As part of Coursera, Udemy will be better positioned to meet our customers’ needs and to respond to the upskilling and reskilling needs of learners, institutions, and enterprises globally, creating an even more compelling marketplace.

How do Coursera’s culture and values compare to those of Udemy?

•	Like us, Coursera is passionate about creating accessible and affordable learning opportunities.

•	They operate in a collaborative environment focused on both purpose and performance.

Leadership / Management of the Combined Company

Who will lead the combined company after the transaction closes?

•	Upon closing of the transaction, Greg Hart, the Chief Executive Officer of Coursera, will serve as Chief Executive Officer of the combined company.

•	Additional details on our combined company’s leadership will be shared as we progress through the integration planning process.

Additional Details to Keep in Mind

Should we reach out to counterparts at Coursera?

•	Until the transaction closes, we must continue to operate as separate companies.

•	You should not engage with Coursera employees unless you are directed to do so by Udemy leadership.

What should I do if a member of the media or investment community contacts me?

•	Do not respond to any inbound inquiries; simply forward any inquiry from investors to ir@Udemy.com and any inquiry from the media to press@Udemy.com.

What should I do if I have additional questions?

•	If you have additional questions, please reach out to your people partner.

Immigration & Mobility

Will the combination affect my current immigration status, visa sponsorship or require me to take any action?

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We understand that a transaction like this can raise questions, especially for employees navigating immigration processes. There is no immediate impact to employees’ immigration status or work authorization as a result of the announcement and no action is required. If any action or information is needed for your specific situation, we will reach out directly with guidance.

How will the combination impact employees with pending or in-process immigration filings (e.g. H-1B, PERM, I-140, extensions or dependent applications)?

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There is no immediate impact to pending or in process immigration filings as a result of the announcement. All cases will be managed in accordance with existing processes. We will review immigration cases with our external counsel to determine whether any updates are needed. If a review identifies potential impacts or required action for an individual case, you will be contacted directly with guidance.

Will there be any changes to my employer, job title, reporting structure, or work location that could affect my immigration status?

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There are no immediate changes to your role, employer, or work location as a result of the announcement. If a change is identified that may affect an employee’s immigration status we will provide guidance as soon as practicable and support any required compliance steps.

Can new international relocations still be initiated before the closing of the combination?

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We appreciate that some employees may have plans to relocate internationally or explore internal career growth opportunities. We are taking a thoughtful approach to relocation and internal mobility at this time. International relocation requests will be evaluated on a case by case basis considering business priority, timing, and whether the transition affects our ability to sponsor in the target jurisdiction. For current approved relocations we are working to minimize any delays related to corporate transition requirements. If you have any concerns regarding relocation or internal mobility opportunities we encourage you to discuss with your manager and People Partner as the first step.

Who should I contact if I have immigration or mobility related questions or urgent concerns during the transition?

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If you have questions, upcoming deadlines, or urgent immigration concerns, please contact the People team at *****. We are working closely with Legal and our external counsel and are here to support you.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Udemy, Inc. (“Udemy”) and Coursera, Inc. (“Coursera”). This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February

24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.